SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



  [  x  ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934

                   For the fiscal year ended December 31, 2002
                                             -----------------


  [     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934


         For the transition period from _____________ to _______________


Commission File Number   1-5415
                       ------------




                A.M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN
          (Employer Identification Number 36-0879160, Plan Number 002)
--------------------------------------------------------------------------------
                              (Full title of plan)



                               A. M. CASTLE & CO.
--------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



               3400 North Wolf Road; Franklin Park, Illinois 60131
--------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001                                       2

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2002                          3

   Notes to Financial Statements                                          4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule
     of Assets (Held at End of Year) as of December 31, 2002                9



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Participants in
A. M. Castle & Co. Employees' Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who have ceased operations, were engaged to audit the financial statements of the Plan for the year ended December 31, 2001 and their report, dated May 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



/s/  DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP

June 20, 2003

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                          2002           2001

ASSETS:
  Participant-directed investments                    $56,965,420    $63,710,323
  Nonparticipant-directed investments (Note 4)          1,433,396      2,183,522
                                                      -----------    -----------

           Total investments                           58,398,816     65,893,845
                                                      -----------    -----------

  Receivables:
    Employer contribution                                  23,485
    Participant contributions                             126,101
    Accrued investment income                                                202
                                                      -----------    -----------

           Total receivables                              149,586            202
                                                      -----------    -----------

           Total assets                                58,548,402     65,894,047

LIABILITIES:
  Other payables                                           52,307         46,735
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $58,496,095    $65,847,312
                                                      ===========    ===========


See notes to financial statements.

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employer contributions                                         $    455,704
    Participant contributions                                         2,233,391
                                                                   ------------

           Total additions                                            2,689,095
                                                                   ------------

DEDUCTIONS:
  Investment income (loss):
    Net depreciation in fair value of investments                    (7,049,713)
    Interest and dividend income                                        517,114
                                                                   ------------

           Net investment loss                                       (6,532,599)

  Benefits paid to participants                                      (5,733,015)
  Administrative fees                                                   (12,475)
                                                                   ------------

           Total deductions                                         (12,278,089)
                                                                   ------------

NET DECREASE IN NET ASSETS BEFORE TRANSFERS                          (9,588,994)

TRANSFERS OF PLAN ASSETS FROM OLIVER STEEL
  PLATE CORPORATION EMPLOYEES' PROFIT SHARING
  PLAN (Note 1)                                                       2,237,777
                                                                   ------------

NET DECREASE IN NET ASSETS                                           (7,351,217)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  65,847,312
                                                                   ------------

  End of year                                                      $ 58,496,095
                                                                   ============


See notes to the financial statements.

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

     The following description of A. M. Castle & Co. Employee's Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information

     General--The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the Plan document for more complete information.

     The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of A. M. Castle & Co. and certain of its subsidiaries (collectively referred to as the "Company"). Employees of the Company are eligible to become participants in the Plan upon completion of 30 days of service for the 401(k) portion of the Plan and 1 year of service for the profit-sharing portion of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Trustee--ABN AMRO is the trustee of the Plan. The Plan's trust fund is administered under the terms of certain trust agreements between the Company and ABN AMRO. The trust agreements provide, among other things, that the trustee shall account for all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

     Transfers from Other Plans--Effective January 2, 2002, all the assets and liabilities of the plan participants of the Oliver Steel Plate Corporation Employees' Profit Sharing Plan were transferred into and merged with A. M. Castle & Co. Employees' Profit Sharing Plan.

     Participant Accounts--Each participant may contribute up to 17% of the participant's pretax compensation if an employee of A. M. Castle & Co. and 16% if an employee of Oliver Steel Plate Corporation, as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations. Contributions up to 5% of the participants after-tax compensation, as defined by the Plan, can also be made, but no more than 17% if an employee of A. M. Castle & Co. and 16% if an employee of Oliver Steel Plate Corporation. Similar to pretax contributions, the earnings on these contributions accumulate on a tax-deferred basis. Participants direct the investment of their participant contributions among various investment options offered by the Plan, including the common stock of the Company.

     Employer Contributions--The employer's matching contribution is 25% of each dollar the employee contributes to the Plan up to the first 6% of the participant's pretax compensation. The employer's matching contribution for employees of Oliver Steel Plate Corporation is 50% of each dollar the employee contributes to the plan up to the first 6% of the participant's pretax compensation. Additionally, the Company may also make profit-sharing contributions. The employer's profit-sharing contribution to the Plan is determined at Company management's discretion as defined by the Plan. There was no Company profit-sharing contribution for the year ended December 31, 2002. Company contributions are invested directly into A. M. Castle & Co. common stock.

     Company profit-sharing contributions are allocated to participants' accounts in the ratio of their yearly covered compensation to the total of all participants' yearly covered compensation.

     Vesting--Participant contributions and earnings thereon are at all times 100% vested. For employer matching and profit-sharing contributions to the Plan and any earnings thereon, participants, after completing one calendar year of service, will be one-third vested. Upon completion of three years of service, participants will become two-thirds vested in the matching 401(k) portion of the Plan until completion of five years of service, at which time they will become fully vested in both the 401(k) and profit-sharing portions of the Plan. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's disability or death.

     Forfeitures--Employer contributions may be reduced by the amount of employee forfeitures. The amount of forfeitures, which reduced employer contributions for the year ended December 31, 2002 was $41,319. At December 31, 2002, there were unallocated forfeitures of $92,138.

     Allocations of Income--Earnings of the Plan, as defined, are allocated to participants' accounts based on the proportion of each participant's account balance within each fund to the total account balance.

     Participant Loans--Participants may borrow a minimum of $1,000 and a maximum or the lesser of $50,000 or 50% of their vested account balances from the amount in their accounts for a specified time period, as defined in the Plan document. Interest is charged on outstanding loans at two percentage points above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant's account. Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

     Payment of Benefits--Distributions from the Plan will not be made until a participant retires, dies or otherwise terminates employment with the Company. Distributions are made in cash in a lump sum or an installment basis or can be rolled over to another plan or an individual's IRA account. Distributions are recorded when paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates-- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition--Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1 or date of purchase, if subsequent to January 1, and market value at year-end.

     Investments are stated at fair value, based on quoted market prices as of the last day of the year. Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits. Participant loans are valued at the outstanding loan balances.

     Contributions--Participant contributions are recorded in the period in which the Company makes payroll deductions from the Plan's participants.

     Benefit Payments--Benefit payments to participants are recorded upon distribution. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2002 and 2001.

     Administrative Expenses--Administrative and trustee expenses are paid by the Company, with the exception of loan issuance and maintainance fees, which are paid by the Plan.

3. INVESTMENTS

     The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31 are as follows:

                                                       2002              2001

     Stated Principal Value Fund                   $      --         $18,764,717
     Mutual funds:
       ABN AMRO Income Plus Fund                    22,175,084
       A. M. Castle & Co. Equity Fund               21,242,777        31,418,388
       Vanguard Wellesley Balanced Fund              6,659,568         6,003,356


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

     Common stock                                            $(1,022,267)
                                                             -----------

   Mutual funds:
     A.M. Castle & Co. Equity Fund                            (5,196,104)
     Vanguard Institutional Index Fund                          (668,848)
     RS Emerging Growth Fund                                    (518,388)
     Black Rock Aggressive Growth Fund                          (468,810)
     American Europacific Growth Fund                           (106,288)
     PIMCO Equity Income Fund                                    (85,512)
     M&C Growth Fund                                             (60,772)
     Vanguard Wellesley Balanced Fund                            (27,566)
     ABN AMRO Income Plus Fund                                   251,050
     Stated Principal Value Fund                                 853,792
                                                             -----------
   Total mutual funds                                         (6,027,446)
                                                             -----------

   Net depreciation of investments                           $(7,049,713)
                                                             ===========

4. NONPARTICIPANT-DIRECTED INVESTMENTS

     The A. M. Castle & Co. common stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the A. M. Castle & Co. common stock fund is as follows:

                                                                 2002                    2001

Net assets:
  A. M. Castle & Co. common stock fund                       $ 1,433,831              $ 2,183,522
  Receivables                                                      2,568                    2,909
                                                             -----------              -----------
Total net assets                                             $ 1,436,399              $ 2,186,431
                                                             ===========              ===========

Changes in net assets:
  Net depreciation in fair value of investments              $(1,022,267)
  Participant contributions                                       45,961
  Employer contributions                                           6,691
  Benefits paid to participants                                 (148,527)
  Transfers to other funds                                       368,110
                                                             -----------
Net change                                                      (750,032)

A. M. Castle & Co. common stock fundbeginning of year         2,186,431
                                                             -----------
A. M. Castle & Co. common stock fundend of year             $ 1,436,399
                                                             ===========


5. FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, no part of the trust fund shall revert to the Company. The trust fund shall be distributed to the participants and beneficiaries as of the date of termination in the ratio that the credit balances in their accounts bear to the total credit balance of the accounts of all participants.

7. RELATED-PARTY TRANSACTIONS

     ABN AMRO acts as trustee for the Plan and manages its investments. Additionally, certain Plan investments are shares of a mutual fund managed by the trustee, ABN AMRO. Transactions in such investments, including loans made to plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

     As described in Note 1, the Plan invests in the common stock of the plan sponsor, A. M. Castle & Co.

                                     ******



A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------


                                                                                                           Current
              Identity of Issue,                 Description of Investment,                                Value or
             Borrower, Lessor or                  Including Maturity Date,                                 Contract
                Similar Party                        Rate of Interest                       Cost            Value

*     A.M. CASTLE & CO.                  AM Castle & Co. Common Stock Fund             $   3,585,392    $     1,433,831

      PIMCO Advisors,
        Montag-Caldwell Growth, and
        John Hancock Core Equity         A.M. Castle & Co.Equity Fund                       **               21,242,777

*     ABN AMRO                           Income Plus Fund                                   **               22,175,084

      Montag & Caldwell                  M&C Growth Fund                                    **                  290,307
      PIMCO Advisors                     Value Fund                                         **                  397,331
      American Funds                     Europacific Growth Fund                            **                  618,403
      RS Investments                     Emerging Growth Fund                               **                1,744,720
      Vanguard Wellesley                 Balanced Fund                                      **                6,659,568
      Vanguard Institutional Index       Institutional Index Fund                           **                1,986,434

*     Loans to Participants              Maturing 2003 through 2007, at
                                           interest rates of 5.67% to 9.44%                 **                1,850,361
                                                                                                         --------------

      TOTAL INVESTMENTS                                                                                  $   58,398,816
                                                                                                         ==============


*     Represents a party-in-interest.

**    Cost information is not required for participant-directed investments and, therefore, is not included.


INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Nos. 33-30545 and 33-37818 of A.M. Castle & Co. on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the A.M. Castle & Co. Employee's Profit Sharing Plan for the year ended December 31, 2002.


/s/  DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP

June 27, 2003

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this annual report on Form 11-K for the A.M. Castle & Co. employees' Profit Sharing Plan into A.M. Castle & Co.'s filed Registration Statement on Form S-8 to be filed for the Plan.



Arthur Andersen LLP

Chicago, Illinois
June 6, 2002

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                              A.M. CASTLE & CO.
                                              EMPLOYEES' PROFIT SHARING PLAN


Date:  June 27, 2003
                                              By:  /S/ Paul J. Winsauer
                                                  ------------------------------
                                                      Plan Administrator